Exhibit 99.1

Foresight Completes Successful Demonstration Series with its
Cellular-Based Eye-NetTM System for Accident Prevention

Eye-NetTM is a cellular-based solution, designed to prevent accidents between vehicles and between vehicles and pedestrians

Ness Ziona, Israel - February 12, 2018 - Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (NASDAQ and TASE: FRSX), announced today that it has completed a demo version of its new Eye-NetTM accident prevention system and has carried out a series of successful demonstrations. Eye-NetTM is a V2X (vehicle to everything) cellular-based accident prevention solution, designed to provide real-time pre-collision alerts to pedestrians and vehicles by using smartphones and relying on existing cellular networks.

The Eye-NetTM system is designed to provide a complementary layer of protection beyond traditional advanced driver assistance systems and extend protection to road users who are not in direct line of sight and not covered by other alerting systems. The Eye-NetTM system is designed to identify an oncoming collision before the parties involved are able to see each other, and it provides an alert that will allow such parties to stop in a safe and timely manner.

By using cellular-based technology, Foresight is creating a solution that will be available to anyone, eliminating the need for designated hardware and a long regulatory process.

The company has performed more than 15 successful demonstrations, during which it presented early detection capabilities and collision prevention between vehicles moving towards each other at a 90-degree angle with no direct eye contact between them. An additional scenario was presented in which an accident was prevented between vehicles and a pedestrian jumping out in front of an oncoming vehicle. In all the demonstrations, the system successfully alerted the users in a manner that enabled them to brake safely and on time.

Over the past two quarters, the company has significantly accelerated the development of the Eye-NetTM system and has focused on improving user location evaluation accuracy, compensation for network latency, and resource consumption.

Foresight estimates that it will be able to complete the development of the system’s alpha version by the end of the first quarter of 2018, and the company planning to conduct a first multi-user trial in which dozens of vehicles will use the system simultaneously in a way that the company estimates will demonstrate its efficiency in a variety of real-time scenarios.

“Cellular phones are available to every person and driver, and our vision is to use them to reduce the number of traffic accidents that occur in urban environments,” said Haim Siboni, CEO of Foresight. “Our system, designed for use on Android and iOS-based mobile phones, has shown impressive results, and we intend to continue the development process and carry out a large-scale urban trial at a later date. The system is designed for integration, cooperation and collaboration with major technology providers, cellular network operators and device manufacturers in order to achieve extensive exposure to life-saving technology."

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive grade, cost-effective platform, and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses creating a solution that will be available to anyone, eliminating the need for designated hardware and a long regulatory process, completing the development of the system’s alpha version by the end of the first quarter of 2018, and that it is planning to conduct a first multi-user trial. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's registration statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654